Exhibit 99.3

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENTS
(Unaudited)

	Three Months Ended	Nine Months Ended
	March 31, 2003	December 31, 2002
Operating Revenue	$3,584	$7,584

Operating Expenses	2,599	5,410

Income from operations	985	2,174

Other income (expense)	(155)	81

Interest and related charges	240	703

Income before income taxes and minority interests	590	1,552

Income taxes	211	512

Minority interests	(16)	--

Income before cumulative effect of changes in accounting principle	395	1,040

Cumulative effect of changes in accounting principle (net of income taxes of $71)	113	--

Net income	$ 508	$1,040

Earnings Per Common Share - Basic
Income before cumulative effect of changes in accounting principle	$1.28	$3.64
Cumulative effect of changes in accounting principle	0.37	--
Net income	$1.65	$3.64

Earnings Per Common Share - Diluted
Income before cumulative effect of changes in accounting principle	$1.28	$3.62
Cumulative effect of changes in accounting principle	0.36	--
Net income	$1.64	$3.62

The condensed consolidated earnings statement for the three months ended March 31, 2003 reflects the adoption of two new accounting standards, effective January 1, 2003. These standards are Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, and Emerging Issues Task Force Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The condensed consolidated earnings statement for the nine months ended December 31, 2003, which was prepared under different accounting policies regarding the accounting matters covered by the aforementioned new standards, may not combined with the condensed consolidated earnings statement for the three months ended March 31, 2003, under generally accepted accounting principles.